Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Team, Inc. and subsidiaries:
We consent to the use of our reports dated March 15, 2018, with respect to the consolidated balance sheets of Team, Inc. and subsidiaries (the Company) as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2017, the seven months ended December 31, 2015, and the year ended May 31, 2015 and the related notes (collectively, the consolidated financial statements), and the effectiveness of internal control over financial reporting as of December 31, 2017, incorporated herein by reference.

/s/ KPMG LLP
Houston, Texas
June 19, 2018